January 12, 2018

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mr. John Dana Brown
Ms. Tonya Aldave

Re:	One Madison Corporation
Registration Statement on Form S-1
Filed October 13, 2017, as amended
File No. 333-220956

Dear Mr. Brown and Ms. Aldave:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several Underwriters, hereby join in the request of One Madison Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Eastern Standard Time on January 17, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 257 copies of the Preliminary Prospectus dated January 5, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
As Representatives of the Several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Chris Eby
Name: Chris Eby
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director